UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2005

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
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                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

                                                                  Press Release
[GRUPO TELEVISA LOGO]                                     FOR IMMEDIATE RELEASE
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      GOVERNMENT OF SPAIN GRANTS CONCESSION FOR FREE-TO-AIR TELEVISION
            CHANNEL TO CONSORTIUM IN WHICH TELEVISA PARTICIPATES

Mexico City, November 28, 2005--Grupo Televisa, S.A. ("Televisa"; NYSE:TV; BMV:TLEVISA CPO), today announced that the government of Spain has granted a concession for a free-to-air television channel to the consortium formed by Televisa and Grupo Audiovisual de Medios de Produccion ("GAMP"). Televisa holds a 40 percent participation interest in the consortium, and GAMP holds a 60 percent interest.

GAMP is formed by the Spanish production companies Grupo Arbol, Mediapro, Drive, El Terrat, and Bainet. Grupo Arbol and Mediapro are the leading suppliers of prime-time content and provide production services for free-to-air television channels in Spain. Their primary activities include content production for television, movies, and pay-television channels; the purchase of transmission rights to sporting events and movies; digital production and technical services; and consulting. These two companies which are in an integration process will form the largest television content production company in Spain and second largest in Europe.

Televisa and the partners of GAMP will utilize their vast experience in the audiovisual and media industries and in developing high-quality television content to operate a creative, innovative, and complementary network in Spain's television market. The new channel will incorporate the latest technologies to offer viewers most advanced interactive services available through digital television.

This transaction is subject to execution of definitive documentation, closing conditions, and obtaining any applicable regulatory approvals.

Grupo Televisa, S.A. is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States.

                                    ###

Contacts:
Investor Relations:
Michel Boyance / Alejandro Eguiluz
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico, D.F.
(5255) 5261-2000

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: December 1, 2005                      By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President